                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     (Mark One)

        [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 1999

                                       Or

        [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934


                  For the transition period from ______________ to _____________


                          Commission File No.: 1-13079

                          GAYLORD ENTERTAINMENT COMPANY
                               401(k) SAVINGS PLAN
                              (Full title of plan)

                          GAYLORD ENTERTAINMENT COMPANY
                                ONE GAYLORD DRIVE
                           NASHVILLE, TENNESSEE 37214
             (Name of issuer of securities held pursuant to the plan
                   and address of principal executive office)

GAYLORD ENTERTAINMENT COMPANY
401(k) SAVINGS PLAN



Financial Statements and Schedule
as of December 31, 1999 and 1998
Together With Report of Independent Public Accountants

                          GAYLORD ENTERTAINMENT COMPANY
                               401(k) SAVINGS PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998



                                TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                             F-1

FINANCIAL STATEMENTS

      Statements of Net Assets Available for Benefits -
         December 31, 1999 and 1998                                                  F-2
      Statements of Changes in Net Assets Available for Benefits
         for the Years Ended December 31, 1999 and 1998                              F-3

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE                                           F-4

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

      Schedule I:    Schedule H, Line 4i - Schedule of Assets Held for Investment
                     Purposes at December 31, 1999                                   F-11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Trust Committee of the Gaylord Entertainment
Company 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the GAYLORD ENTERTAINMENT COMPANY 401(K) SAVINGS PLAN as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended December 31, 1999 and 1998. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Gaylord Entertainment Company 401(k) Savings Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Schedule I) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nashville, Tennessee
June 5, 2000

                          GAYLORD ENTERTAINMENT COMPANY
                               401(k) SAVINGS PLAN



                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                 (In Thousands)

                                                          1999        1998
                                                         -------     -------
ASSETS:

   Investments:

       Mutual funds                                      $77,308     $74,392
       Common stock                                        2,763       2,986
       Loans to participants                               1,935       2,155
                                                         -------     -------
          Total investments                               82,006      79,533

   Cash and Cash Equivalents                                 585         621

   Interest and Dividend Income Receivable                    10          10
                                                         -------     -------
          Total Assets                                    82,601      80,164

LIABILITIES:

    Accrued administrative expenses                           10          10
                                                         -------     -------
          Total Liabilities                                   10          10
                                                         -------     -------
NET ASSETS AVAILABLE FOR BENEFITS                        $82,591     $80,154
                                                         =======     =======















  The accompanying notes to financial statements are an integral part of these financial statements.

                          GAYLORD ENTERTAINMENT COMPANY
                               401(k) SAVINGS PLAN



           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                 (In Thousands)

                                                          1999        1998
                                                         -------     -------
NET ASSETS, BEGINNING OF YEAR                            $80,154     $74,346

ADDITIONS:
    Contributions:
       Participants                                        5,316       5,051
       Employer, net of forfeitures                        1,892       1,862
                                                         -------     -------
          Total contributions                              7,208       6,913
                                                         -------     -------

    Investment income:
       Net appreciation in fair value of investments       5,173       4,469
       Interest                                              200         288
       Dividends                                           6,279       5,929
                                                         -------     -------
          Total investment income                         11,652      10,686
                                                         -------     -------
          Total additions                                 18,860      17,599
                                                         -------     -------

DEDUCTIONS:
    Benefits paid to participants                         16,202      11,561
    Other                                                    221         230
                                                         -------     -------
          Total deductions                                16,423      11,791
                                                         -------     -------

NET INCREASE                                               2,437       5,808
                                                         -------     -------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR           $82,591     $80,154
                                                         =======     =======
















     The accompanying notes to financial statements are an integral part of these financial statements.

                         GAYLORD ENTERTAINMENT COMPANY
                              401(k) SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

1.       DESCRIPTION OF PLAN

         The following summary of the Gaylord Entertainment Company 401(k) Savings Plan (the "Plan") is provided for general information purposes. Participants should refer to the Plan Document for more complete information.

         PURPOSE OF THE PLAN

         The Plan was established on October 1, 1980, to encourage and assist employees in adopting a regular savings program and to help provide additional security for their retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

         Prior to January 1, 1992, the Plan was named "The Retirement Savings Plan and Trust for Employees of The Oklahoma Publishing Company and Affiliated Corporations (the `Prior Plan')" and participants in the Prior Plan included employees of both the Oklahoma Publishing Company ("OPUBCO") and Gaylord Entertainment Company (the "Company"). As a result of a reorganization on October 30, 1991, in which both OPUBCO and the Company participated, effective July 1, 1992, the net assets related to participating employees of OPUBCO were transferred to the newly established "Retirement Savings Plan and Trust for the Employees of The Oklahoma Publishing Company," and the Prior Plan was restated and named "The Retirement Savings Plan and Trust for Employees of Gaylord Entertainment Company and Affiliated and Adopting Corporations."

         Since that time, the Plan has been amended and restated on January 1, 1995, April 1, 1996, and January 1, 1997. As part of the April 1, 1996 amendment and restatement, the Plan became the "Gaylord Entertainment Company 401(k) Savings Plan." The amendment effective January 1, 1997, had no significant effect on the plan other than to clarify terms used in the original plan document.

         ELIGIBILITY

         An employee is eligible to participate in the Plan upon the earliest of January 1, April 1, July 1 or October 1 (the "entry dates") as of which such employee has both completed one thousand hours of service during an eligibility computation period, as defined by the Plan, and attained the age of twenty-one years. Classes of employees excluded from participation in the Plan include (see the Plan Document for more complete information): (1) certain employees covered by collective bargaining agreements, (2) casual employees, (3) leased employees and
         (4) hourly employees who were hired on an "on-call" basis.

         Participation in the Plan is voluntary. In order to participate, an eligible employee must apply for participation on the Plan's application for enrollment form at least twenty days prior to the entry date on which the employee desires to begin participation.

         CONTRIBUTIONS AND VESTING

         Until April 1, 1998, a participant could elect to make tax deferred contributions in amounts between one and sixteen percent of his or her compensation through regular payroll deferrals (the "Compensation Reduction Contribution"). Thereafter, a participant may elect to make tax deferred contributions in amounts between one and twenty percent as their Compensation Reduction Contribution. For each Compensation Reduction Contribution, the Company makes a contribution (the "Employer Matching Contribution") to the Plan in an amount equal to fifty percent of that portion of the participant's Compensation Reduction Contribution which is not in excess of six percent of the participant's compensation.

         Participants are fully vested at all times in their Compensation Reduction Contributions, rollover contributions and any earnings thereon. Participants vest in the Employer Matching Contributions beginning at forty percent after completing two years of service, as defined by the Plan, increasing by twenty percent with each additional year of service. As such, participants with five or more years of service are fully vested in their entire account balances. Participants retiring at the normal retirement age or becoming permanently and totally disabled, as defined by the Plan, are fully vested in their entire account balances. The forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. During 1999 and 1998, $69,371 and $58,564, respectively, were forfeited by terminated employees. At December 31, 1999 and 1998 there were $215,681 and $139,319, respectively, of unallocated forfeitures included in net assets that were held in suspense. In general, the Plan has the right to limit employee and employer contributions in order to comply with ERISA and the Internal Revenue Code.

         INVESTMENT OPTIONS

         Participants may direct the investments of all contributions and prior account balances into funds established by the Plan. During 1999, participants allocated their investments in 1% increments in the following seven investment funds:

                  STABLE VALUE FUND

                  Invests in a combination of guaranteed investment contracts with unaffiliated insurance companies and investment contract common collective trust funds issued by banks.

                  BALANCED FUND

                  Invests in shares of a fund of a registered investment company that invests in a combination of stocks and convertible securities which are deemed to offer the potential for capital growth and/or income over the intermediate and long-term.

                  INTERNATIONAL STOCK FUND

                  Invests in shares of a fund of a registered investment company that invests primarily in common stocks and convertibles of foreign issuers.

                  BOND FUND

                  Invests in shares of a fund of a registered investment company that invests in debt securities, including U.S. government securities, corporate bonds, mortgage-related securities and securities denominated in foreign currencies.

                  GET STOCK FUND

                  Invests in shares of Gaylord Entertainment Company common stock.

                  CORE STOCK FUND

                  Invests in shares of a fund that invests primarily in a portfolio of common stocks and American Depositary Receipts.

                  AGGRESSIVE STOCK FUND

                  Invests in shares of a fund of a registered investment company that invests primarily in common stocks, emphasizing small to medium-size emerging-growth companies.

         Effective February 1, 2000, the Core Stock Fund and the Aggressive Stock Fund have been replaced with the following three investment options:

                  MID-CAP EQUITY FUND

                  Invests in shares of a mutual fund that invests in medium-sized companies that are expected to demonstrate growth in earnings and revenue.

                  SMALL-CAP EQUITY FUND

                  Invests in shares of a mutual fund that invests in small-sized companies that are currently considered undervalued or demonstrate growth in earnings and revenue.

                  S&P 500 INDEX FUND

                  Invests in shares of a mutual fund that attempts to replicate the aggregate return and risk of the Standard & Poor's 500 index.

         Participants can elect to change their investment allocations at any time by use of a telephone voice response system maintained for such purpose. Participants may allocate no more than 30% of their contributions and account balances to the GET Stock Fund.

         DISTRIBUTIONS

         Participants may withdraw their vested account balances upon retirement, death, disability, termination of employment, or early retirement as defined by the Plan. Participants can choose to have the amount of their vested account balances either paid to them in lump sum, rolled over directly into another qualified plan or individual retirement account, or used to purchase an annuity with an unaffiliated insurance company. Participants with vested account balances less than $5,000 automatically receive lump sum distributions.

         In the event of financial hardship (as defined by the Plan) or where a participant has attained the age of 59-1/2 years, a participant may elect, while still in the employment of the Company, to withdraw all or part of the amount invested in his or her account from Compensation Reduction Contributions and the vested portion of their matching contribution account. A participant may receive a hardship withdrawal only after obtaining the maximum number of loans to which they are entitled. Cases of financial hardship are reviewed and approved by the Plan's Benefits Trust Committee or its designee in accordance with the applicable provisions of ERISA. A participant may elect at any time to withdraw amounts that were contributed to the Plan as a rollover contribution (subject to certain limitations of the Plan).

         Upon the death of a participant who has an Hour of Service (as defined by the Plan) prior to January 1, 1992, and prior to the start of his or her benefit payments, the participant's spouse (if any) is eligible to receive benefits in the form of a qualified pre-retirement survivor annuity. If, at the time of death, a participant's vested account balance was less than $5,000, a lump sum distribution, rather than a qualified pre-retirement survivor annuity, is made to the eligible surviving spouse.

         TRUSTEE

         The assets of the Plan are administered under the terms of a trust agreement between the Company and Charles Schwab Trust Company.

         PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants vest fully in their account balances.

         ADMINISTRATIVE EXPENSES

         Substantially all administrative expenses of the Plan are paid by the plan participants based on a flat dollar fee plus an asset based fee or actual expenditures of the Plan.

         LOANS TO PARTICIPANTS

         A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to 60 months unless the loan is to be used to acquire, construct or substantially reconstruct the participant's principal residence. Each loan bears an interest rate of prime plus 2% and is fixed over the life of the note. The interest rate at December 31, 1999 was 10.5%. Loans in default at the end of the Plan year are deemed to be distributions.

         PLAN AMENDMENTS

         In addition to the amendments discussed above, the Plan was amended during 1997 to fully vest all participants who were terminated during the year as a result of a subsidiary of the Company merging with a subsidiary of CBS Corporation and certain other Company restructurings. In order to give participants who were terminated the ability to fully transfer their investment balances into another employers' qualified benefit plan, the Plan was amended to allow transferability of outstanding loan balances into another plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         INCOME RECOGNITION

         Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

         INVESTMENT VALUATION

         Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. Investment contracts which are held in the Stable Value Fund are reported at contract value, which approximates fair value, as of December 31, 1999 and 1998, respectively, in accordance with SOP 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Plans."

         NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

         Net realized gains and losses and changes in unrealized appreciation are recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

         NEW ACCOUNTING PRONOUNCEMENT

         The American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting For And Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"), which eliminates the requirements for a defined contribution plan to disclose participant directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and accordingly, the 1998 financial statements have been reclassified to conform to the new presentation.

3.       CONTRACTS WITH INSURANCE COMPANIES

         The Plan has investment contracts with unaffiliated companies which expire in various years and typically reinvest funds from expiring contracts into new investment contracts. These contracts pay a stated rate of interest and require that all interest be reinvested in the respective contracts. One such contact was an investment with the Executive Life Insurance Company ("Executive Life"). During 1998, all investments in insurance contracts matured.

         On April 11, 1991, the Insurance Commissioner of California placed Executive Life into conservatorship. On February 9, 1994, the Retirement Savings Plan Committee elected, on behalf of the Plan, to opt into a Court appointed Rehabilitation Plan (the "Rehabilitation Plan") whereby the original investment in Executive Life would be replaced by an "Interest Only Pension GIC Contract" with Aurora National Life Assurance ("Aurora"). This restructured contract paid a fixed rate of interest, provided for recovery of the majority of the investment's original principal value and accrued interest as of April 1, 1991, and extended the original maturity of the investment to September 3, 1998.

         Under the terms of the Rehabilitation Plan, amounts distributed by Aurora were restricted from access and deposited in the name of the Plan into the Executive Life Insurance Company Rehabilitation Plan Holdback Trust (the "Holdback Trust") as appointed by the Superior Court of California. During fiscal 1996, this investment in the Holdback Trust was distributed to the Plan.

         As of December 31, 1996, the amount equal to the difference between the original carrying value of the Executive Life contract and the contract value of the rehabilitated investment with Aurora was carried as an investment income adjustment receivable in the accompanying statement of net assets. During 1997, the Plan was amended to allow a one-time contribution from the Company in the amount of the investment income adjustment receivable. On April 18, 1997, the Plan received this one-time contribution from the Company.

4.       INVESTMENTS

         As of December 31, 1999 and 1998, the following investments were in excess of 5% of net assets (in thousands):

                                                                 1999      1998
                                                                -------   -------
         John Hancock Diversified Stock Fund (1K)               $27,746   $27,911
         Firstar Trust Company Institutional Investors
            Stable Asset Fund                                    13,733    13,875
         Dodge and Cox Balanced Fund                             15,418    15,698
         AIM Constellation Fund                                  14,801    11,907

         During the year ended December 31, 1999 and 1998, the Plan's investments appreciated (depreciated) in fair value by $5,173 and $4,469 respectively, as follows (in thousands):

                                                                 1999      1998
                                                                -------   -------
         Mutual funds                                           $ 5,178   $ 5,054
         Common stock                                                (5)     (585)
                                                                -------   -------
                                                                $ 5,173   $ 4,469
                                                                =======   =======


5.       TAX STATUS

         The Plan obtained its latest determination letter on December 3, 1997 for all Plan amendments adopted up to November 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. A determination letter has not been requested for all amendments made subsequent to November 1996; however, the Plan Administrator and the Plan's tax counsel believe the Plan is currently designed and is being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan is qualified, and the related trust is tax exempt as of the financial statement date.

6.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The financial statements of the Plan, as prepared under accounting principles generally accepted in the United States, record distributions to participants as deductions when paid. The Department of Labor requires that amounts allocated to participants who have elected to withdraw from the Plan, but have not yet been paid, be recorded as a liability on the Form 5500.

         The following is a reconciliation of the net assets available for plan benefits and benefits payable at December 31, 1999 and 1998, per the financial statements to the Form 5500 (in thousands).

                                                                     NET ASSETS
                                                 BENEFITS           AVAILABLE FOR
                                                  PAYABLE             BENEFITS
                                              --------------     --------------------
                                              1999      1998      1999         1998
                                              ----      ----     -------     --------
         Per the financial statements         $ --      $ --     $82,591     $ 80,154
         Amounts allocated to withdrawing
             participants                       17        83         (17)         (83)
                                              ----      ----     -------     --------
         Per the Form 5500                    $ 17      $ 83     $82,574     $ 80,071
                                              ====      ====     =======     ========

The following is a reconciliation of benefits paid to participants for the year ended December 31, 1999, per the financial statements to the Form 5500 (in thousands).

                                                                         1999
                                                                       --------
         Per the financial statements                                  $ 16,202
         Add:  Amounts allocated to withdrawing participants at
               December 31, 1999                                             17
         Deduct:  Amounts allocated to withdrawing participants at
               December 31, 1998                                            (83)
                                                                       --------
         Per the Form 5500                                             $ 16,136
                                                                       ========


7.       DIVESTITURE OF KTVT

         In October 1999, CBS acquired the Company's television station KTVT in Dallas-Ft. Worth in exchange for $485,000,000 of CBS Series B convertible preferred stock, $4,210,000 of cash and other consideration. The sale involved approximately 170 employees and resulted in approximately $5,000,000 in Plan assets being distributed.

         Per the agreement, KTVT employees who participated in the Plan prior to the sale became fully vested in their account balances. Participants balances were paid in full by November 1999.

         No part of the Plan or its assets were merged with any employee benefit plan of CBS.

                                                                      SCHEDULE I

                          GAYLORD ENTERTAINMENT COMPANY
                               401(k) SAVINGS PLAN

      SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1999

                                 (In Thousands)


   IDENTITY OF ISSUER, BORROWER, LESSOR, OR    DESCRIPTION OF INVESTMENT, INCLUDING MATURITY               CURRENT
                 SIMILAR PARTY                     DATE, RATE OF INTEREST OR COLLATERAL                      VALUE
   ----------------------------------------    ---------------------------------------------               -------
      Core Stock Fund:
          John Hancock Diversified
             Stock Fund (1K)                      Equity separate account                                   $ 27,746


      Stable Value Fund:
          Firstar Trust Company
             Institutional Investors Stable
             Asset Fund                          Common and collective trust fund                             13,733

      Balanced Fund:
          Dodge and Cox Balanced Fund            Equity and fixed income mutual fund                          15,418

      Aggressive Stock Fund:
          AIM Constellation Fund                 Equity mutual fund                                           14,801

      International Stock Fund:
          American AAdvantage
             International Equity
             Fund-Institutional Class            Equity mutual fund                                            3,854

      Bond Fund:
          PIMCO Total Return Fund                Debt securities and fixed income mutual fund                  1,756

      GET Stock Fund:
 *        Gaylord Entertainment Company          Common stock, 92,186 shares                                   2,763

      Loans to Participants:
 *        Various plan participants              Loans to participants - interest rates ranging
                                                 from 9.75% to 10.5%                                           1,935
                                                                                                            --------
                   Total Assets Held for
                       Investment Purposes                                                                  $ 82,006
                                                                                                            ========

* Represents a party in interest

     The accompanying notes to financial statements are an integral part of this supplemental schedule.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Gaylord Entertainment Company 401(k) Savings Plan has duly caused this Annual Report to be signed on behalf by the undersigned hereunto duly authorized.

                                    GAYLORD ENTERTAINMENT COMPANY
                                    401(k) SAVINGS PLAN

                                    By: Plan Committee for the Gaylord
                                        Entertainment Company 401(k)
                                        Savings Plan



Date: June 30, 2000                 By: /s/ Rod Connor
                                        ----------------------------------------
                                        Rod Connor
                                        Senior Vice President and Chief
                                           Administrative Officer

                                INDEX TO EXHIBITS

Number    Description                                                      Page

 23       Consent of Independent Public Accountants.........................E-1